 Cementos Lima S.A.

03 AUG 18 AM 7:21

FILE NO. 82-3911


03029340

VAL-091-03

August 12, 2003

SUPPL

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Unaudited Financial Statements for the Fiscal Period ended June 30, 2003.

   Date: filed with CONASEV on July 18, 2003.

   Required by: CONASEV.

2. Monthly information as of July 31, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on August 5, 2003.

   Required by: CONASEV.

dlw 8/18

3. Notice to shareholders relating to dividend of US$ 0.12 per share of Common Stock and US$ 0.012 per Investment Share, declared by the July 18, 2003 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on August 5, 2003.

4. Letter informing the decease of Mr. Víctor de la Torre Romero, member of the Board.

   Date: filed with CONASEV on August 8, 2003



Cementos Lima S.A.

Required by: CONASEV.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

 Cementos Lima S.A.

(1)

(FREE TRANSLATION)

**FILE NO.
82-3911**

GF-00102-03

Lima, July 18, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Av. Santa Cruz 315
Miraflores

Attention: Public Registry of Securities and Intermediaries

Ref.: "Important Events"

Dear sirs,

According to Resolución CONASEV N° 103-99-EF/94.10, attached to this letter we are sending our Unaudited Financial Statements for the Quarter ended June 30, 2003.

Truly yours,

Carlos Ugás	Alvaro Morales	Juan Pablo Cock
Director and General Manager	Finance Manager (CFO) Stock Exchange Repres.	General Accountant

Encl.

c.c.: Securities and Exchange Commission - SEC

FILE: TRAEEFF3

CEMENTOS LIMA S.A.
Balance Sheet
As of June 30, 2003 and December 31, 2002
(In thousands of constant nuevos soles)

	June 30, 2003	December 31, 2002
ks	2,540	5,978
curities		
s receivable	29,138	15,602
	7,890	2,084
s receivable	8,020	14,738
	127,539	129,331
ses	12,665	7,962
Assets	**187,792**	**175,695**
counts receivable		
iliates		
ent accounts receivable	14,400	14,639
	26,950	24,139
	26,965	60,753
Net	643,958	657,124
	48,216	29,984
rent Assets	**760,489**	**786,639**
	948,281	**962,334**

Liabilities and Stockholders Equity	June 30, 2003	December 31, 2002
Current liabilities		
Bank overdrafts and loans	68,798	33,526
Trade accounts payable	13,458	30,229
Affiliates	5,570	6,359
Other accounts payable	24,139	64,358
Current portion of long-term debts	22,822	58,813
Total Current Liabilities	**134,787**	**193,285**
Long-term debts	43,516	44,231
Deferred taxes and others.	51,476	53,754
Total Non-current Liabilities	**94,992**	**97,985**
Total Liabilities	**229,779**	**291,270**
Stockholders Equity		
Capital stock	368,923	368,923
Investment shares	47,657	47,657
Legal reserves	73,853	74,148
Other reserves		
Retained earnings	228,069	180,336
Total Stockholders equity	**718,502**	**671,064**
Total Liabilities and Stockholders equity	**948,281**	**962,334**

CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended June 30, 2003 and 2002
(In thousands of constant nuevos soles)

	For the 3 months period ended June 30, 2003	For the 3 months period ended June 30, 2002	For the 6 months period ended June 30, 2003	For the 6 months period ended June 30, 2002
Net sales	132,574	129,650	259,437	261,628
Other operating income				
Total Gross Revenues	**132,574**	**129,650**	**259,437**	**261,628**
Cost of sales	(58,851)	(54,411)	(114,443)	(110,178)
Other operating cost				
Total Operating Cost	**(58,851)**	**(54,411)**	**(114,443)**	**(110,178)**
Gross Profit	**73,723**	**75,239**	**144,994**	**151,450**
Operating expenses				
Selling expenses	(4,135)	(3,910)	(7,464)	(7,362)
Administrative expenses	(33,992)	(30,813)	(65,343)	(61,192)
Operating income	**35,596**	**40,516**	**72,187**	**82,896**
Others Income (Expenses)				
Financial income	388	494	727	826
Financial expenses	(1,311)	(2,136)	(2,803)	(4,416)
Other income	8,085	4,150	15,331	7,858
Other expenses	(8,176)	(2,583)	(15,944)	(7,605)
Gain (Loss) due to inflation	1,867	(1,692)	(322)	(822)
Income before employee profit sharing and income tax	**36,449**	**38,749**	**69,176**	**78,737**
Employees' Profit Sharing - current and deferred	(3,761)	(4,300)	(4,049)	(8,728)
Income Tax - current and deferred	(9,138)	(9,275)	(17,692)	(18,836)
Income before extraordinary items	**23,550**	**25,174**	**47,435**	**51,173**
Extraordinary items -Income				
Extraordinary items -Expenses				
Income before minority interest	**23,550**	**25,174**	**47,435**	**51,173**
Minority interest				
Net income	**23,550**	**25,174**	**47,435**	**51,173**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**23,550**	**25,174**	**47,435**	**51,173**
Basic net income per common shares	0.560000	0.620000	1.140000	1.260000
Basic net income per investment shares	0.060000	0.060000	0.110000	0.130000
Diluted net income per common shares	0.560000	0.620000	1.140000	1.250000
Diluted net income per investment shares	0.060000	0.060000	0.110000	0.130000

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the period ended June 30, 2003 and 2002
(in thousands of constant nuevos soles)

	From January 1st until June 30, 2003	From January 1st until June 30, 2002
OPERATING ACTIVITIES		
Collection to customers	288,235	269,261
Other collections in cash related to this activities		
Others Collections related to this activities	22,442	17,616
Menos:		
Payments to suppliers	(258,085)	(103,548)
Payment of remunerations and severance indemnities	(17,770)	(20,813)
Payments taxes	(40,217)	(48,270)
Payments of interests		
Others Payments related to this activities		
Increase (Decrease) of cash and cash equiv. from operating activities	**(5,395)**	**114,246**
INVESTING ACTIVITIES		
Income per sale of securities		
Income per disposal of fixed assets		
Other income in cash related to this activity		
Other collections related to this activity	59,543	
Less:		
Payments for purchases securities	(25,755)	
Payments for purchases of fixed assets	(12,456)	(9,817)
Increase of other assets	(19,498)	(4,825)
Other payments related to this activity		
Increase (Decrease) of cash and cash equiv. from investing activities	**1,834**	**(14,642)**
FINANCING ACTIVITIES		
Issuance of shares or new contrib		
Issuance of bonds and increase in loans	35,272	
Other income in cash related to this activity	3	36
Less:		
Amortization of Loans obtained	(35,152)	(59,700)
Payments of dividends and other participations		(33,125)
Other payments in cash related to this activity		
Increase (Decrease) of cash and cash equiv. from financing activities	**123**	**(92,789)**
Increase (Decrease) net of cash and cash equiv.	(3,438)	6,815
Cash and cash equiv. Balance at the beginning of the period	5,978	6,409
Gain (loss) per exposure to inflation		1,331
Cash and cash equiv. Balance at the end of the period	**2,540**	**14,555**

RECONCILIATION OF NET INCOME (LOSS)		
Net income (loss) of the period	47,435	51,173
Plus:		
Adjustments		
Depreciation	44,320	41,324
Intangible Amortization & Write off	1,267	
Other provisions		
Loss in disposal of fixed assets		1,609
Loss in sale of securities		
Loss attributable to non-current monetary assets		
Others		
Less:		
Adjustments		
Gain in disposal of fixed assets		
Loss in sale securities		
Loss (gain) due to inflation	1,065	(822)
Gain attributable to non-current monetary liabilities		
Others	(21,318)	
Net changes in assets and liabilities:		
(Increase) Decrease of trade accounts receivable	(13,536)	(10,380)
(Increase) Decrease of accounts receivable from affiliates	(5,805)	6,042
(Increase) Decrease of others accounts receivable	6,956	(7,020)
(Increase) Decrease of inventories	(2,964)	1,390
(Increase) Decrease in prepaid expenses	(4,705)	1,449
Increase (Decrease) in trade accounts payable	(484)	16,899
Increase (Decrease) in accounts payable from affiliates	(789)	4,135
Increase (Decrease) in other accounts payable	(56,837)	8,447
Increase (Decrease) of cash and cash equiv. from operating activities	(5,395)	114,246

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY
For the period ended June 30, 2003 and 2002
(In thousands of constant nuevos soles)

	Capital	Labor Shares	Legal Reserve	Other Reserves	Retained Earnings	Total
Initial balance at January 01,2002	360,656	46,589	73,754	8,855	199,886	689,740
1 Dividends Declared					(33,126)	(33,126)
2 Capitalization of reinvested investments	8,619	1,114		(9,733)		
3 Net Income					51,173	51,173
4 Others			1,576	878	(2,418)	36
Final Balance at June 30, 2002	**369,275**	**47,703**	**75,330**		**215,515**	**707,823**
Initial balance at January 01, 2003	368,923	47,657	74,148		180,336	**671,064**
1 Net Income					47,435	47,435
2 Others			(295)		298	3
Final Balance at June 30, 2003	**368,923**	**47,657**	**73,853**		**228,069**	**718,502**

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC: MATRICULA 8815

CEMENTOS LIMA S.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	CURRENT COMMON SHARES (units)	No decimals to be considered	36926629
T020	CURRENT INVESTMENT SHARES (units)	No decimals to be considered	47701066
T030	NOMINAL VALUE OF COMMON SHARES (soles)	Include 2 decimals with no dot. Example: If S/10.00, then 1000.	1000
T040	NOMINAL VALUE OF INVESTMENT SHARES (soles)	Include 2 decimals with no dot. Example: If S/1.00, then 100.	100
T050	ACCUMULATED PROVISION FOR DOUBTFUL DEBTS (thousands soles)	No decimals to be considered	764
T060	ACUMULATED PROVISION FOR STOCKS DEVALUATION (thousands soles)	No decimals to be considered	
T070	ACCUMULATED PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles)	No decimals to be considered	19
T080	ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles)	No decimals to be considered	28623
T090	ACCUMULATED DEPRECIATION (thousands soles)	No decimals to be considered	1020106
T100	ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles)	No decimals to be considered	25755
T110	REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles)	No decimals to be considered	12456
T120	ASSETS REVALUATION (thousands soles)	No decimals to be considered	


CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL

CEMENTOS LIMA S.A.
Consistencia de los Estados Financieros

BALANCE GENERAL	June 30,	December 31,
Total Activo **IGUAL a:**	948,281	962,334
- Total Pasivo+Patrimonio	948,281	962,334
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	For the 3 months period ended June 30, 2003	Consistencia	For the 3 months period ended June 30, 2002	Consistencia	For the 6 months period ended June 30, 2003	Consistencia	For the 6 months period ended June 30, 2002	Consistencia
Rubros que deben ser POSITIVOS								
Ventas Netas	132,574		129,650		259,437		261,628	
Otros Ingresos Operacionales	0		0		0		0	
Ingresos Financieros	388		494		727		826	
Otros Ingresos	8,085		4,150		15,331		7,858	
Ingresos Extraordinarios	0		0		0		0	
Rubros que deben ser NEGATIVOS								
Costo de Ventas	0		0		0		0	
Gastos de Administración	(4,135)		(3,910)		(7,464)		(7,362)	
Gastos de Venta	(33,992)		(30,813)		(65,343)		(61,192)	
Gastos Financieros	(1,311)		(2,136)		(2,803)		(4,416)	
Otros Gastos	(8,176)		(2,583)		(15,944)		(7,605)	
Gastos Extraordinarios	0		0		0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversión	Excedente de Revaluación	Reserva Legal	Otras Reservas	Resultados Acumulados
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	368,923	0	47,657	0	74,148	0	180,336
Saldos del Balance General del periodo anterior	368,923	0	47,657	0	74,148	0	180,336
Consistencia :==>							
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	368,923	0	47,657	0	73,853	0	228,069
Saldos del Balance General del periodo actual	368,923	0	47,657	0	73,853	0	228,069
Consistencia :==>							

	For the 6 months period ended June 30, 2003	For the 6 months period ended June 30, 2002
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	47,435	51,173
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	47,435	51,173
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual IGUAL a:	5,978
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	5,978
Consistencia :==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	2,540
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	2,540
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	From January 1st until June 30, 2003	From January 1st until June 30, 2002
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	47,435	51,173
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	47,435	51,173
Consistencia :==>		
	From January 1st until June 30, 2003	From January 1st until June 30, 2002
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	(5,395)	114,246
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	(5,395)	114,246
Consistencia :==>		

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL

 Cementos Lima S.A.

(FREE TRANSLATION)

(2)

FILE N°
82-3911

VAL-086-03

August 4, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of July 31, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2


Cementos Lima S.A.

FILE N°
82-3911

(3)

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, August 05, 2003
"EL COMERCIO"	Tuesday, August 05, 2003
"EXPRESO"	Tuesday, August 05, 2003

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on July 18, 2003, declared a dividend of US$ 0.12 per share of Common Stock and US$ 0.012 per Investment Share

This dividend will be paid beginning Monday the 1st of September, 2003 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

August 05, 2003

THE MANAGEMENT

FILE: TRAPAGO

 **Cementos Lima S.A.**

(FREE TRANSLATION)

FILE N°
82-3911

(4)

GF.00108.03

Lima, August 8, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-95-EF/94.10, we regret to inform you as "Important Notice" that Mr. Víctor de la Torre Romero, appreciated founder shareholder and member of the Board of CEMENTOS LIMA S.A. since 1981, passed away on August 6, 2003.

Mr. de la Torre was also Chairman of the Board from 1985 to 1993. The Board, the Management, the executives and the personnel of CEMENTOS LIMA S.A. express our deep thorough for this lamentable lost.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2